UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-41831

Globavend Holdings Limited

(Registrant’s Name)

Office 1401, Level 14, 197 St Georges Tce,

Perth, WA 6000,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On August 12, 2026, Globavend Holdings Limited, a Cayman Islands exempted company (the “Company”) reported that as of August 11, 2026, there were 4,304,276 shares, par value $0.20, comprising of 4,304,176 ordinary shares, par value $0.20, and 100 management shares, par value $0.20, issued and outstanding.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAVEND HOLDINGS LIMITED

By:	/s/ Kai Man Fung
Name:	Kai Man Fung
Title:	Chairman of the Board

Date: August 12, 2026

2